UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-23938
CUSIP NUMBER
46048V108

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

    International Textile Group, Inc.

Full Name of Registrant

Former Name if Applicable

    804 Green Valley Road, Suite 300

Address of Principal Executive Office (Street and Number)

    Greensboro, North Carolina 27408

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of International Textile Group, Inc. (the “Company”) is in the process of finalizing its financial statements and related disclosures to be included in its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2009 (the “Form 10-Q”). As part of that process, management continues to be engaged in discussions with certain of its existing lenders regarding the terms of waivers and/or amendments to provisions in existing debt agreements. As a result of those ongoing developments, the process of completing the financial statements and related information could not be finalized in order to timely file the Form 10-Q without unreasonable effort and expense to the Company. The Company intends to file the Form 10-Q as soon as practicable, and in no event later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gail A. Kuczkowski	336	379-4775
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed by the Company, on June 30, 2009, Global Safety Textiles Holdings LLC (“GST Holdings”), a wholly owned subsidiary of the Company and the holding company that directly or indirectly owns the subsidiaries through which the Company’s automotive safety group operates, all of GST Holdings’ direct and indirect U.S. subsidiaries, Global Safety Textiles Acquisition GmbH and GST Widefabric International GmbH (GST Holdings and such other subsidiaries, collectively referred to as the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware. In accordance with applicable accounting guidelines, the Company currently expects that it will not regain control of the Debtors following the reorganization of the Debtors under the Bankruptcy Code and that loss of such control is, therefore, not temporary. Accordingly, the financial position, results of operations and cash flows of the Debtors and their subsidiaries are not included in the Company’s consolidated financial statements as of and subsequent to June 30, 2009.

The Company reported a net loss from operations of $51.5 million and $55.6 million in the three and nine month periods ended September 30, 2008, respectively (including a $24.3 million gain on the sale of a brand name in the nine month period). The Company expects to report a net loss from operations of approximately $0.7 million and $48.8 million in the three and nine month periods ended September 30, 2009, respectively. The decrease in net loss from operations in the three month period ended September 30, 2009 from the comparable period in 2008 was primarily attributable to lower impairment charges attributable to the Debtors and their respective assets and operations, increased sales volume, significant reductions in raw material and energy costs, improved manufacturing efficiencies, a reduction of the reserve for losses on firm commitment purchases and lower selling and administrative expenses. The $6.8 million decrease in the net loss from operations for the nine month period ended September 30, 2009 compared to the prior year period consisted of an improvement in earnings of $23.1 million in the Company’s non-Debtor businesses offset by $16.3 million of increased losses related to businesses of the Debtors that were deconsolidated on June 30, 2009. The decrease in the net loss from operations of the Company’s non-Debtor businesses in the nine month period ended September 30, 2009 from the comparable period in 2008 was primarily attributable to significant reductions in plant overhead costs, lower raw material and energy costs, improved manufacturing efficiencies, a reduction of the reserve for losses on firm commitment purchases and lower selling and administrative expenses, all partially offset by increased losses at certain international greenfield locations not yet operating at full capacity.

    International Textile Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2009	By:	/s/ Gail A. Kuczkowski
Gail A. Kuczkowski
Vice President and Chief Accounting Officer